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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47810

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VALDÉS & MORENO, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6300 N. Revere Drive, Suite 110
(No. and Street)

Kansas City (City) | Missouri (State) | 64151 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marco R. Listrom | 816-221-6700 (Area Code - Telephone Number)

A. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVID LUNDGREN & COMPANY, CPA'S, CHTD
(Name - *if individual, state last, first, middle name*)

505 NORTH MUR-LEN ROAD (Address) | OLATHE (City) | KANSAS (State) | 66062 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. (See Section 240.17A-5(3)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Valdés & Moreno, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Valdés & Moreno, Inc. as of December 31, 2020, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Valdés & Moreno, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Valdés & Moreno, Inc.'s management. Our responsibility is to express an opinion on Valdés & Moreno, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Valdés & Moreno, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of Valdés & Moreno, Inc.'s financial statements. The supplemental information is the responsibility of Valdés & Moreno, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I and II fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Valdés & Moreno, Inc.'s auditor since 2015.

Olathe, Kansas
February 26, 2021

EXHIBIT A

VALDÈS & MORENO, INC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$	305,241
Cash with clearing broker		162,102
Deposit account with clearing broker		31,137
Trading account with clearing broker		323,753
Investment account with clearing broker		-
Receivable from clearing broker		14,230
Receivable from senior manager		-
Receivable from shareholder		-
Office equipment (net of accumulated depreciation of $8,877)		685
TOTAL ASSETS		837,148

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable	$	8,550
Independent contractors payable		555
Bank Loans Payable		27,150
Accrued payroll		11,209
Accrued payroll taxes and benefits		3,717
Due to clearing broker		334,511
Income taxes payable		65,518
Dividends payable		-
Total liabilities		451,210
STOCKHOLDERS' EQUITY		
Capital stock		231,500
Retained earnings (deficit)		154,438
Total stockholders' equity		385,938
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	837,148

The accompanying notes are an intergral part of these financial staements

VALDÉS & MORENO, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

A. Nature of the Business

The Company was incorporated on July 13, 1994 and commenced business on May 2, 1995. The Company operates as a fully disclosed broker/dealer based in Kansas City, Missouri. All customer cash balances and securities are carried by a clearing broker.

B. Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2020 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

C. Brokerage Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on a settlement date basis. The Company believes that contract performance is only complete when money changes hands and the risk/reward of a securities position has been transferred. The firm's clearing broker keeps its books and records on a settlement date basis, also.

D. Investment Banking

The Company underwrites securities for corporate and governmental entities who want to raise funds through the sale of securities. Investment banking revenues include takedowns or concessions, arising from securities offerings in which the Company participates as an underwriter. Takedowns and concessions are recorded on settlement date per the discussion above in C. Underwriting fees (group and net-designated sales credits), and gains/losses, net of syndicate expenses, are recorded at the time the underwriting has been closed and payment has been received. The Company believes that significant actions need to be taken by an underwriting group subsequent to settlement of an offering to account for related fees and to figure the gain/loss of a syndicate.

E. Placement Agent Fees

Placement agent fees are recorded upon receipt, in accordance with the related placement agent agreement, after investor funds have been deposited with the issuer or private equity fund at closing.

F. *Depreciable Assets*

Depreciable assets are recorded at cost and depreciated under the straight-line basis using the estimated useful lives of the asset ranging from of three to ten years.

Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. Depreciation for the year ended December 31, 2020 was $457.

G. *Statement of Cash Flows*

Cash *and Cash Equivalents* - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. For the year ended December 31, 2020, the Company did not have any cash equivalents.

Cash Paid - Interest and Taxes - The amount of cash paid for interest and taxes for the year ended December 31, 2020 are as follows:

Interest	$	9,371
Income taxes	$	3,165

NOTE 2 NET CAPITAL REQUIREMENTS

The Company is subject to the U.S. Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital or a ratio of aggregate indebtedness to net capital, both as defined, of less than 15 to 1. At December 31, 2020, the Company had aggregate indebtedness of $116,699 and net capital of $345,054 which resulted in a ratio of 0.3382 to 1 and a ratio requirement of $7,780 which was less than its minimum requirement of $100,000. Therefore, at December 31, 2020, based on its minimum requirement, the Company had excess net capital of $245,054.

VALDÉS & MORENO, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

NOTE 3 CAPITAL STOCK

The Company is capitalized with the following issues of stock:

Common stock, Class A; $1 par value,
1,000 shares issued and outstanding,
Controlling shareholder – 100%

Common stock, Class B; $.01 par value,
100,000 shares issued and outstanding,
Controlling shareholder – 92.5%

Preferred stock; $100 par value,
2,295 shares issued and outstanding,
Controlling shareholder – 100%

NOTE 4 FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

Level 3. Unobservable inputs for the asset or liability

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

See independent auditor's report

NOTE 4 FAIR VALUE (Continued)

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2020.

Fair Value Measurements on a Recurring Basis
As of December 31, 2020

	Level 1	Level 2	Level 3	Total
ASSETS				
Cash	$305,241	$ 0	$ 0	$305,241
Cash with clearing broker	193,239	0	0	193,239
ETF securities	48,609	0	0	48,609
Municipal securities	275,144	0	0	275,144
Total	$822,233	$ -	$ -	$822,233

NOTE 5 INVESTMENTS

The Company's investments are identified as follows:

Trading Securities

This is an account maintained by the company with its clearing broker to invest in securities on a short-term basis. Income from this activity is reflected in income in the current year. Trading securities held at December 31, 2020 amounted to $323,753.

Hold-to-Maturity Bonds

These types of bonds are held to their maturity date. At maturity, the Company will receive the face value of the bonds plus any accrued interest. When purchased the bonds were acquired at either a discount or premium and in accordance with GAAP this discount or premium is amortized to income over the life of the bond. At December 31, 2020, the fair value of these investments was $0 with a corresponding face value of $0.

Available-for-Sale Securities

This category includes investments that the company will not likely hold to maturity but are actively traded. At December 31, 2020, the fair value of these investments was $0 with a corresponding cost of $0.

NOTE 6 INCOME TAXES

The Company follows the provisions of FASB accounting standards regarding unrecognized tax positions. Since the Company has not taken any tax positions for which the deductibility is uncertain, it has not provided for any increase in tax liability as of December 31, 2020. Tax years 2017 through 2019 are still open and subject to examination by the respective tax jurisdictions. The Company had a net operating loss in 2019 of approximately $21,418 which was carried forward to 2020 under the *2017 Tax Cuts and Jobs Act.*

NOTE 7 LEASE COMMITMENTS

In July 2012, the Company executed a lease on new office space for a ten-year period at annual rates ranging from $22,200 to $28,260. Annual maturities are:

2021	$ 28,260
2022	$ 14,130

The Company terminated a lease for office space at another location in April 2019 at the rate of $1,075 per month.

Office lease expense for 2020 was $30,615.

NOTE 8 PPP LOAN

The Company received a 1% loan in the amount of $27,150 under the Paycheck Protection Program (PPP) established by the Coronavirus Aid, Relief and Economic Security (CARES) Act. The loan is subject to a promissory note dated August 10, 2020 that is payable over 54 months beginning Mach 10, 2021. The loan may be forgiven to the extent the proceeds are used for eligible expenditures such as payroll and other expenses described in the CARES Act. As of December 31, 2020, no determination has been made as to whether the Company will be eligible for forgiveness, in whole or in part.

NOTE 9 SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 26, 2021, the date on which the audited financial statements were issued. In its evaluation, nothing was noted that would require further disclosure in the financial statements.